WICKERSHAM & MURPHY LETTERHEAD

March 26, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Re:	S&W Seed Company
Registration Statement on Form S-1 (Registration No. 333-164588), Filed January 29, 2010
Your Comment Letter dated March 22, 2010 regarding Pre-Effective Amendment No. 1, Filed March 10, 2010

Ladies and Gentlemen:

        On behalf of our client, S&W Seed Company (the "Company" or "S&W Seed Delaware"), we are hereby filing Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 29, 2010 (the "Registration Statement"). We are also providing the Staff hard copies of this letter and marked copies of Amendment No. 2, which will be delivered by overnight mail on March 29.

        Amendment No. 2 has been revised to reflect the Company's responses to the comments received by facsimile on March 22, 2010 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.

The Company's responses to the Staff's March 22, 2010 comments are as follows:

Form S-1/A Filed March 10, 2010

General

        1.     We note your response to our prior comment three. As your response did not adequately address our prior comment, it will be partially re-issued. Considering the impact of the acquisition of S&W Seed Holdings, LLC in January 2010, please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X.

Response:

        In response to the Staff's comment, the Company has moved the text of Note 11 of Notes to Financial Statements of Seed Holding, LLC (Pro Forma Financial Information (Unaudited)) and presented the unaudited pro forma consolidated financial statements of Seed Holding, LLC as a separate section in the forepart of the prospectus in accordance with Rule 8-05 of Regulation S-X. Please see page 29.

Summary. page 1

        2.     Briefly revise your disclosure under Company History to address who formed Seed Holdings initially, how it was capitalized, and whether it had a purpose other than engaging in the acquisition of the partnership interest. In addition, we note a reference to the issuance of 69,000 shares of common stock on page 31 which appears to be reflected as the 560 membership units mentioned on page five. Please revise to clarify.

        Response:    In response to the Staff's comment, the Company History discussion on page 5 of the Amendment has been expanded to provide the information requested regarding Seed Holding. It is not material to the subject of the sixth bullet point on page 5 to expressly mention that one partner received 69,000 shares in the January 2010 Section 351 exchange inasmuch as this bullet point is intended to summarize the final result of the exchange (that is, the issuance of 3.0 million shares in exchange for 100% of the membership units), therefore, we did not further elaborate on this issue on page 5. However, on page 34, we have expanded the discussion to clarify that the 69,000 shares previously mentioned were issued in exchange for 560 membership units.

        3.     We note the company's revised disclosure and response to comment 18 from our letter dated January 29, 2010 indicating that approximately 54% of its sales are made through distributors. Please revise your disclosure under Sales, Marketing and Distribution on page 50 to address the material terms of these specific distribution arrangements and file any related agreements. In this regard reference is made to prior comment 33. In addition, please revise your Management's Discussion and Analysis to address any material credit exposure to these entities for the most recent balance sheet date and discuss any procedures the company has for monitoring its distributor network—including distributor inventory levels, right to return product to you, etc. In this regard reference is made to prior comment 36. Finally, in all appropriate locations, please expand on, and update as necessary, your plans related to expansion in Saudi Arabia and how they relate to your relationship with Genetics International, Inc.

        Response:    The Company does not have formal written agreements with its distributors, but, instead, operates on the basis of purchase orders and invoices. However, in response to the Staff's request, the Company has expanded its discussion on page 54 to clarify how the relationship with its distributors functions. In addition, the disclosure in MD&A has been expanded to more extensively discuss credit exposure as a result of the percentage of sales to Genetics International, Inc. Please see page 38. Finally, with respect to the Staff's request that the Company expand its discussion regarding its plans to store inventory in Saudi Arabia, please be advised that the plans have not been finally determined, and therefore, there is no more information that could accurately be provided. Therefore, no revisions have been made in the Amendment with respect to that portion of the comment.

Summary of Financial Information

S&W Seed Company

Summary Pro Forma Consolidated Balance Sheet Data, page 10

        4.     It appears that the amounts presented as pro forma working capital, pro forma total liabilities, and pro forma total stockholders' equity here and per page 27 are inconsistent with the corresponding amounts presented in Note 11—Pro Forma Financial Information (Unaudited) on F-23. Please revise or advise.

        Response:    The amounts for pro forma working capital, pro forma total liabilities and pro forma total stockholders' equity in Summary Financial Information on page 10 and Capitalization on page 27 do not match the same line items presented in Note 11 of Amendment No. 1 (which has now been removed from Note 11 to the forepart of the prospectus as requested in Comment No. 1) because they present slightly different scenarios. The Summary Financial Information and Capitalization Table figures were derived based on the stated assumption that the exchange transaction occurred on December 31, 2009. In contrast, the pro forma financial information set forth in Note 11 provides a balance sheet at December 31, 2009 on a pro forma basis, reflecting the conversion to a corporation as though it had occurred on June 27, 2008 (inception of Seed Holding, LLC). The difference between the two presentations primarily relates to accounting for income taxes, which was required in the pro forma financial statements. The same distinction explains the difference between the presentation in the Capitalization Table and the pro forma financial statements. In order to avoid confusion, the Company has added a footnote to the Summary Financial Information on page 10 and to the Capitalization table on page 27 to explain the difference in the presentation.

Risk Factors

Risks Related to this Offering and Our Securities, page 19

        5.     We note your response to our prior comment seven and the related revision to your amended filing. As your revision did not adequately address our prior comment, it will be re-issued. Please revise the risk factor per page 20 "The redemption of the public warrants issued in this offering . . ." to address the fact that warrant holders may not be able to exercise their warrants during the 30-day period prior to the redemption date as an effective and current registration statement is not required to be available under the warrant agreements. Under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

        Response:    In order to address the Staff's re-issued comment concerning the risk to warrantholders if a current and effective registration statement is not available during the 30-day redemption period, the risk factor on page 20 has been revised to state: "An effective and current registration statement is not expressly required by the terms of the warrants. Therefore, if we notice the redemption at a time when the exercise of those warrants is not exempt or qualified under the laws of the states in which our investors reside, those warrantholders will not be able to exercise the warrants during the 30-day redemption period . . ." However, please be advised that the Company does not intend or anticipate that it would ever notice the redemption at a time when it does not have an effective registration statement.

Use of Proceeds, page 25

        6.     We note that the use of proceeds table indicates the total is $12,639,400. However, adding the individual numbers reflects a total of $13,310,000. Please reconcile.

        Response:    In response to the Staff's comment, the error in the dollar amount of "general corporate and working capital" has been corrected to reflect the correct total of $5,984,400. The total inadvertently inserted for working capital was, instead, the total of all of the remaining uses of proceeds rather than the working capital residual amount. The percentage (47.3%) was and remains correct. Please see page 25.

        7.     We reissue comment 11 from our letter dated January 29, 2010. We note the disclosure on page 26 that you retain broad discretion to reallocate portions of the net proceeds reserved for one category to another. We note similar disclosure in the second risk factor on page 19. Please clearly disclose the conditions that would lead to a reallocation in the use of proceeds. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

        Response:    In response to the Staff's re-issued comment, the Company has indicated that its broad discretion to reallocate the amount of proceeds among the stated uses will depend, in part, on the timing and amount of its future revenue and future expenses, competitive and technological developments and the rate of growth, if any, of the Company's business. Please see page 26.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations

Six Months Ended December 31, 2008 Compared to the Six Months Ended December 31, 2009, page 32

General

        8.     We note your response to our prior comment 16. Our prior comment will be re-issued as it was not adequately addressed in your revised disclosure. Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line items. For example, quantify the impact of revenue attributable to the quantity of seeds sold compared to changes in pricing from the prior period in U.S. Dollars.

        Response:    In response to the Staff's comment, the Company has further reviewed its disclosure in Results of Operations for both the interim period and the year-to-year discussions. Where appropriate, the Company has further quantified the factors that gave rise to the material changes in various line items. Please see discussion beginning on page 35.

Liquidity and Capital Resources, page 35

        9.     Please revise to indicate whether your statement that you believe you have sufficient cash on hand to pay your distributors prior to your fiscal year end depends on the receipt of the offering proceeds. If it does, revise the Use of Proceeds discussion and separately address amounts payable to related parties.

        Response:    We assume that Comment No. 9 was intended to refer to the Company's growers, not its distributors. In that regard, Company is not dependent on the receipt of the offering proceeds in order to pay its growers prior to the end of its fiscal year. We have revised our disclosure to clarify that we believe we will have sufficient cash on hand to make these payments without using the proceeds from this offering. Please see page 38.

Operating Activities. page 36

        10.   We note your response to our prior comment 21 and the related revisions to your filing. Your disclosure states that increased inventory levels are attributable to a combination of larger commitments with your growers and lower than anticipated sales. Please provide management's assessment of the recoverability of the inventory currently on-hand along with a discussion of your planned inventory purchases over the next 12 months.

        Response:    Please be advised that the germination rate and, therefore, the quality of alfalfa seed improves over the first year of storage, so inventory obsolescence is not a material concern. In response to the Staff's comment, the discussion of inventory in MD&A has been expanded to explain this fact and to further discuss issues related to inventory, including our plans for inventory purchases in the coming fiscal year. Please see page 39.

        11.   It appears that accounts receivable increased by approximately $1.9 million from September 30, 2009 through December 31, 2009 in connection with the recognition of sales revenue of approximately $3.0 million during this period. We note that you have cited the timing of collections as the cause of this increase in accounts receivable. Please provide us with an analysis of your accounts receivable collections during the 60 day period following December 31, 2009 and revise your disclosure as necessary.

        Response:    As disclosed in the Company's financial statements, its accounts receivable ("AR") balance totaled $2,576,952 at December 31, 2009. As of February 28, 2010, the Company had collected $1,039,335 or 40% of the AR balances that existed at December 31, 2009. Additionally, during March 2010, the Company collected an additional $648,358 of AR that existed at December 31, 2009. As of March 23, 2010, the Company had collected 65% of the December 31, 2009 balances, and $889,260 remained outstanding. Of the $889,260 still outstanding, the Company's largest customer, Genetics International, represents $675,168 or 76%. The Company is in communication with this customer and has a very long-standing relationship over two decades with them. The Company anticipates collecting the remaining outstanding balances in the near future. Moreover, the Company believes that all of its outstanding AR balances are fully collectible.

        The Company has revised the disclosure in the operating activities section of Liquidity and Capital Resources to clarify that the increase in AR is attributable both to the timing of sales and the corresponding timing of collections from its customers. It also has stated it believes that it will fully collect the December 31, 2009 accounts receivable balances. Please see page 39.

Financing Activities. page 36

        12.   We note that you borrowed $2.2 million on your revolving credit facility during the three months ended December 31, 2009. In order to provide information useful to an investor, please explain how the amounts drawn on your revolving credit facility were used.

        Response:    The revolving credit facility with Wells Fargo Bank is a working capital line of credit. The Company used the line during the three months ended December 31, 2009 to make payments to growers, pay salaries and other operational expenses and to fund certain of the costs of this offering. In response to the Staff's comment, the discussion of financing activities in Liquidity and Capital Resources has been expanded to discuss the principal uses of the proceeds obtained from drawing down the line of credit during the three months ended December 31, 2009. Please see page 40.

Business, page 41

        13.   We reissue comment 23 from our letter dated January 29, 2010. Please disclose in the prospectus how you determined that SW 9215 is "15% more salt tolerant than SW 9720 while producing equal or better yields."

        Response:    In our response to the February 26, 2010 comment letter, the Company provided the Staff with a detailed explanation of the basis on which the Company claims that SW 9215 is 15% more salt tolerant than SW 9720. However, because we do not believe the detailed discussion would add to an investor's understanding of the Company's business, and based on the telephone conference between Jay Williamson of the Staff and Grover Wickersham, the Chairman of the Board, on this matter, the Company has removed the reference to 15% and stated, in its place, that SW 9215 is more salt tolerant than SW 9720. Please see pages 4 and 41.

        14.   Please revise your discussion under Seed Product Development to address your relationship with Dr. Steven Smith. It was unclear what role, if any, he played in your product development and what material terms, if any, governed such role. Please clarify whether he bad any involvement in the testing described on pages 47-48. It appears from your response to comment 23 from our letter dated January 29, 2010 that the company contracts with Dr. Smith, as a third-party to test your seed varieties. Please provide the consent of Dr. Smith pursuant to Rule 436 of Regulation C or explain why such consent is not required. Lastly, please identify the third party university that tests for forage yields and the contracting laboratory in Minnesota that tests for resistance to insects. Please provide the consents of these third parties or explain why such consents are not required.

        Response:    The Company does not have a contractual relationship with Dr. Steven Smith or the University of Arizona. Dr. Smith is on the faculty of Rangeland & Forest Resources in the School of Renewable Natural Resources at the University of Arizona, where he is a professor of plant genetics and improvement and evolutionary ecology. The Company, as well as other seed companies, routinely use the services of the University of Arizona and other universities to conduct various tests on seed varieties, including yield trials and salinity tolerance tests. The Company does not pay for these services, although it is the Company's practice to make voluntary contributions from time to time to the university's general fund. The test results are, however, available for use in the university's research purposes.

        With respect to the laboratory that tests for insect resistance, as disclosed in Amendment No. 1., the Company routinely uses Crop Characteristics, Inc., in Farmington, Minnesota. However, there are a number of independent laboratories that perform this service, and the Company could, at any time, use any of them. As a result, the Company decided it was more appropriate to discuss the process more generally and, therefore, it has revised the disclosure in "Business—Seed Product Development" accordingly. Please see page 49.

        15.   Please revise your discussion under Seed Product Development to address how, and at what point, the final breeder seed becomes the foundation seed.

        Response:    In response to the Staff's comment, the disclosure regarding foundation seed has been expanded. Please see page 49.

        16.   We note that the company has removed text from its prior amendment related to its stevia pilot program. Please advise us if this was a result of changing plans or otherwise. In this regard it is unclear what the $1 million in proceeds from the offering allocated to funding the stevia pilot program will be used for.

        Response:    In Amendment No. 1, the Company deleted the paragraph on page 42 of the original filing that referred to evaluating plans to expand the existing facility to include a plant to produce stevia derivatives because the Company believes that no major modification to the facility is currently needed or contemplated. The original statement incorrectly implied that the Company would become a producer of stevia derivatives, such as the Reb-A derivative that has been approved for use in food and beverages by the FDA. The Company only intends to enter the stevia market as a producer of dried stevia leaf. It plans to sell that product to the processors that will produce the derivatives that will then be incorporated into food and beverage items. The evaluation of possible plant expansion plans was only a small portion of the $1.0 million that has been allocated for the stevia pilot project. As reflected in Use of Proceeds on page 25, the funds allocated for the stevia project include purchase of test varieties of stevia plants, reimbursement of direct and indirect costs incurred by the Company's test grower, research and development costs related to varietal breeding and modifications to the existing facility to accommodate desiccation and bundling of stevia leaf.

        17.   We reissue comment 29 from our letter dated January 29, 2009. Please disclose in the prospectus the source of all statistical information used throughout the prospectus.

        Response:    In response to the Staff's comment, the Company has either expressly cited the source of the statistical information or has deleted it. Please see the industry discussions beginning on page 45.

        18.   We note your response to prior comment 29 from our letter dated January 29, 2010 in which you request "that the Staff allow the Company to use GLG as its source for certain of the statistical information [contained in the Form S-1]." Such response appears unresponsive to our comment, since this is a secondary source of the information, rather than the primary source.

        Response:    In response to the Staff's comment, all statistical information derived from GLG has been deleted from the Amendment.

        19.   We note your response to prior comment 30 from our letter dated January 29, 2010. It was unclear whether the results of these trials were publicly available. Please advise. As previously requested, please disclose in the prospectus the citation to the articles or websites that reflect the results of these trials, to the extent public.

        Response:    While both UC Davis and the University of Arizona have begun to post their trial results on their respective websites, not all of the results mentioned in the table are available on the websites. In response to the Staff's comment, the Company has added references to the websites for the university trial results that are available online. The Company has also added citations to the Agronomy Progress Reports published by the Agronomy Research and Information Center at UC Davis. Please see pages 51 and 52.

        20.   We note the disclosure added to page 54 based upon your response to comment 27 from our letter dated January 29, 2010 relating to your domestic competition. Please explain why you focus solely on domestic competition when there are established foreign companies in the stevia market. Clarify whether these foreign competitors will be competing with you in the domestic market.

        Response:    The Company's disclosure in Amendment No. 1 does expressly state that the major competitors are existing stevia producers located primarily in Japan, Korea, China and Malaysia and that most of the stevia farmers are subsistence-based farmers in the developing world. The statement about domestic competitors expressed the point that the Company is not aware of any competitors producing stevia leaf domestically. The companies that the Staff's comment is referring to are processors of stevia leaf, such as Pure Circle and GLG. The Company has no plans to enter the processing business and considers these companies to be customers, not competitors. Given that many American businesses have, as reported in the press, had problems conducting business in China, the Company believes that stevia grown in California by American farmers will be considered a more reliable long-term source. The Company intends to pursue a strategy of using its established growers to grow stevia leaf. In response to the Staff's comment, the issue has added disclosure at various places in the prospectus to clarify that we intend to engage in the production and sale of stevia leaf and are not stevia leaf processors. Please see, for example, pages 4 and 45. If the Staff thinks that the prospectus needs further disclosure or clarification, the Company would, of course, be willing to expand the disclosure even further as and if requested. However, the Company believes the changes made in the Amendment should clarify the competitive environment with respect to its place in the stevia processing chain.

        21.   We note your response to prior comments 33 and 34 from our letter dated January 29, 2010. Please note that the requirements of Item 101(h)(4) which relate to the disclosure in the business section are different from the disclosure requirements associated with your risk factors, although there is some overlap. Please revise to address your dependence on one or a few material customers and suppliers, name them, and disclose the material terms that govern the relationships. Lastly, as previously requested, please file agreements with your material customers and suppliers. See Item 601(b)(10)(ii)(B) of Regulation S-K.

        Response:    In response to the Staff's comment, the Company has expanded its discussion in Sales, Marketing and Distribution to name its two distributor customers who each account for more than 10% and the loss of which would have a material adverse effect on the Company's business. The Company has also revised its disclosure regarding its growers/suppliers to name the three growers that supplied the Company with at least 10% of the seed it purchased for the last harvest season. Please see page 54.

        In addition, the Company notes the Staff's position that the written arrangements with its major growers must be filed as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Due to the desire to refile the Amendment as quickly as possible in order to dispose of the material issues raised in the Staff's letter of March 22, 2010, the Company has revised the list of exhibits in Item 16 of Part II of the Amendment, but has indicated that the requested documents will be filed by amendment, which we anticipate we will file in the near future. However, please be advised that the Company does not have a written contract with Genetics International, Inc. but, instead, its relationship with Genetics International operates by means of purchase orders for product to be purchased and invoices for product shipped, a fact that the Company has disclosed on page 54.

Executive Compensation, page 60

        22.   Please disclose the material term of the support services agreement with Cardiff Partners LLC. For instance, state the term of the agreement, the renewal provision, and the increase in the monthly management services fee each year. In addition, please discuss the IPO support services agreement, including the material terms and how this agreement relates to the later support services agreement.

        Response:    With respect to the Support Services Agreement, additional disclosure has been added to the description of the agreement to describe additional terms not included in the original description. In addition, a description of the IPO Support Services Agreement has been added, although, as made clear in the new disclosure, this agreement terminated on February 28, 2010, with only the issuance of the warrant upon closing of this offering remaining to be completed. Please see page 65.

        23.   We note references on page 60 and elsewhere to recent option grants. Please provide the information requested by Item 201(d) of Regulation S-K.

        Response:    We have reviewed Item 201(d) of Regulation S-K and, based on Instruction 9 thereof, believe that the information set forth in Item 201(d) is not required inasmuch as the subject filing is a registration statement filed under the Securities Act. Therefore, we respectfully request that the Staff waive this comment.

Certain Relationships and Related Transactions, page 65

        24.   Please disclose the dollar amount you have paid Triangle T for alfalfa seeds and the amount of milled alfalfa seed sold during the interim financial period. Also, clarify the amount of any reimbursement for stevia planting and testing by Triangle T during the interim financial period, if any. Instruction 1 to Item 404 of Regulation S-K requires the two prior fiscal periods in addition to the current fiscal period, not in place of such disclosure.

        Response:    In response to the Staff's comment, the related party disclosure relating to Triangle T has been expanded to quantify the dollars amounts of described transactions for the six months ended December 31, 2009. Please see page 70.

        Please be advised that the Company made no payments to Triangle T for the initial efforts of Triangle T's agronomists in obtaining plant materials for stevia trials during the six months ended December 31, 2009. In the current fiscal quarter, Triangle T has been invoiced by a stevia plant supplier in India in the amount of $22,000 and anticipates billing the Company for reimbursement after the plants arrive in California in April. However, as of the date of this letter, the Company does not owe Triangle T any money for its work on the stevia program, and therefore, no disclosure is required. Of course, in future periods, as required, the transactions between Triangle T and the Company with respect to the stevia program will be appropriately disclosed.

        25.   We reissue comment 41 from our letter dated January 29, 2010. We continue to note disclosure in footnote nine to the financial statements that S&W entered into various verbal non-interest bearing revolving loan agreements with general partners of S&W. Please add disclosure in this section as required by Item 404 of Regulation S-K.

        Response:    In response to the Staff's comment, the Company has expanded its disclosure in Related Party Transactions on page 70 to discuss the loans between S&W Seed Company, a general partnership and its general partners during the two prior fiscal years and the six months ended December 31, 2009.

Principal Stockholders, page 67

        26.   Please reconcile the shares owned by Yellowjacket LP in the beneficial ownership table with the disclosure in the recent sales of unregistered securities section. In addition, you state that you have eight shareholders on page 68; however, the recent sales of unregistered securities section only refers to three shareholders. Please reconcile the disclosure.

        Response:    The disclosure in the prospectus at page 68 and in Recent Sales of Unregistered Securities in Part II of the original registration filed with the Commission, and subsequent amendments thereto, is correct. As discussed in Mr. Wickersham's conversation with Jay Williamson, Esq. of the Staff, the discrepancy is accounted for by the fact that Yellowjacket sold a small portion of its shares to five persons, each of whom is an accredited investor who has a long-standing and pre-existing business relationship with S&W Seed Company. There have been no new stockholders added subsequent to the filing of the Form S-1, and no issuances of securities by the Company, other than stock options pursuant to its equity incentive plan. Accordingly, the Company has not revised the disclosure in the prospectus or in Part II.

        27.   We note that the options and warrants granted to officers and directors do not appear to have been included in the beneficial ownership table. Please advise as to why they are not included.

        Response:    Please be advised that there are no options included in the beneficial ownership table because no portion of the options that have been granted will become exercisable until July 1, 2010, which is more than 60 days from the date of the table. Accordingly, we respectfully request that the Staff waive this comment.

Index to Financial Statements, F-1

        28.   Please disclose that the financial statements of the registrant, S&W Seed Company (a Delaware company), are not presented because the shareholders of Seed Holding, LLC will exchange their equity interests for identical interests in the registrant.

        Response:    In response to the Staff's comment, the Company has included the language requested regarding financial statements of S&W Seed Company (a Delaware corporation).

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3—Business Combinations, F-15

        29.   We note that you acquired a 60% interest in S&W Seed general partnership on June 27, 2008 for $2.4 million. It appears from your disclosure that you have accounted for this transaction as a purchase and recorded the assets and liabilities purchased at their estimated fair values including $1,600,000 for non-controlling interest. Please provide a detailed explanation as to why a portion of the acquisition price was allocated to non-controlling interests and cite the specific authoritative literature you utilized to support your accounting treatment. Your analysis should clarify if the assets and liabilities purchased were adjusted to fair value by only the share purchased and if the non-controlling interest was recorded at carry over basis or fair value.

        Response:    The Company provides below an analysis of the business acquisition in question and the accounting treatment applied.

        Seed Holdings, LLC purchased a 60% percent ownership in S&W Seed Company for total consideration of $2,407,500. The Company previously had not filed financial statements and planned to be a new issuer in early 2010. In attempting to account for this acquisition, the Company evaluated ASC 805 and determined that even though it was a new issuer with no previously filed financial statements, it could not retrospectively adopt ASC 805.

        The Company hired a valuation expert to help account for the transaction pursuant to SFAS 141. In the course of this evaluation, the Company learned that the purchase was a bargain purchase in that the fair value of the assets acquired exceeded the purchase price. In accordance with SFAS 141, the Company allocated on a proportionate basis the excess fair value to the long term assets.

        Through the Company's purchase price allocation, its valuation expert valued the non-controlling interest associated with the remaining 40% interest at fair value, as the Company believed ASC 810 required the non-controlling interest to be stated at fair value.

        After subsequently reviewing ASC 810 and SFAS 141, the Company now believes that the non-controlling interest should have been valued at carrying value and not fair value due to ASC 810 not allowing early adoption of this statement.

        However, after reviewing the impact of reallocating the purchase price as a result of change in non-controlling interest, the Company believes the impact is not material and should not warrant restatement.

        In addition to the Company's SAB 99 analysis below, other factors to consider are the fact that at each reporting period as a result of step acquisitions, the Company's non-controlling interest continues to decrease and that the actual fair value of its assets as estimated by the valuation expert is approximately $6,000,000 with a replacement cost of over $12,000,000.

SAB 99 Analysis:

        The overall change as a result of the above reclassification would result in a decrease to total assets of approximately $1,200,000 and a corresponding decrease in non-controlling interest of the same amount. The statement of operations impact as a result of a reduction in depreciation and amortization would result in an increase in net income of approximately $74,000 (or 16%) for the year ended June 30, 2009 and approximately $36,000 (or 4%) for both the six-month periods ended December 31, 2008 and 2009.

  Qualitative Analysis

        The adjustments above are non-recurring entries that are not part of the Company's core operations. The adjustments do not impact the various analysis benchmarks, such as working capital, debt coverage ratio, EBITDA or book value per share. There are no financial covenants or compensation awards that would be affected by this change.

        It is the Company's belief that the users of the financial statements would not concern themselves with the reclassification of long-term assets and equity that had no net impact on the balance sheet.

        Furthermore, guidance in AU 312.11 that suggests qualitative matters that could lead to a conclusion that an otherwise quantitatively material matter is not material includes, but is not limited to, the following factors:

  •
  The error is re-occurring and is of a precise amount;

  •
  The error changes a net loss to a net gain or a net gain to a net loss;

  •
  The error affects a specific critical business segment;

  •
  The error results in a change in compliance;

  •
  The error affects compensation of officers or directors; and

  •
  The error involves an unlawful transaction.

        The Company believes that this error does not involve any of the above key indicators.

        The information below was obtained from Accounting Research Manager from the AICPA, SEC and PCAOB conference in December 2009.

  "During a Q&A session, the SEC staff indicated that a registrant could conclude a quantitatively large error isn't material. The example provided was when two companies that identified errors having the same quantitative effect on income could reach different materiality conclusions. The first company's error represented an error in revenue recognition, which the SEC staff indicated is likely to be material since it relates to the core of the company's business operations. However, the second company with an error that has the quantitative effect on income may conclude the amount is immaterial if it relates to an out-of-period error related to a change in tax rate.

  The SEC staff also reminded companies that when assessing materiality of an error, consideration should not be focused entirely on magnitude, but rather the total mix of the information and the effect on all investor concerns."

        At first glance this error may appear to be quantitatively large if viewed as something other than a simple reclassification between long-term assets and equity. However, the Company believes that the error did not impact its core business operations and is non-recurring in nature, in fact, the entry can never be posted again in the same manner due to a change in the applicable accounting guidance with the adoption of ASC 805.

        Lastly, studies have shown that restatements as a result of non-recurring journal entries have not materially impacted the total share price of issuers. This information was obtained by a study commissioned by the Department of the Treasury: Susan Scholz, The Changing Nature and Consequences of Public Company Financial Restatements 1997-2006 (April 2008).

        Given this, the Company believes that the error is not material and does not meet the following criteria:

        The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. [Concepts Statement 2, Glossary]

  Quantitative Analysis:

        The potential error correction would have no impact on the following:

  •
  Working capital;

  •
  EBITDA;

  •
  Total liabilities;

  •
  Net assets;

  •
  Net book value; and

  •
  Cash flows and specifically cash flows from operations.

        The potential error correction would impact June 2009 total assets by approximately 25% (approximately $1,200,000), but this would be offset by the same change in equity (non-controlling interest) resulting in no overall balance sheet impact. The impact to December 2009 would be approximately 10% and again be offset by the same change in equity. This entry is simply a reallocation of the purchase price of the acquisition.

        The potential error correction would impact the June 2009 statement of operations by approximately 16% (approximately $74,000). This would be a non-cash change that would actually increase net income resulting in a less conservative presentation. The impact to the statement of operations for the six months ended December 31, 2009 would result in an error correction of approximately $36,000 (or less than 4%) and is clearly immaterial. We also believe any differences will continue to be clearly immaterial in future periods.

        30.   We note from your disclosure on F-17 that the additional 25% ownership interest acquired in S&W Seed general partnership through two separate transactions consummated in December 2009 (i.e. 15% acquired on December 1, 2009 and 10% acquired on December 31, 2009) was accounted for in stockholders' equity as transactions with shareholders in accordance with FASB ASC 810. Please provide a detailed discussion of how the value recorded in stockholders' equity for each of these additional interests purchased was determined and cite the specific accounting literature utilized to support your treatment.

        Response:    The following information is provided to explain how the value recorded in stockholders' equity for the 15% interest acquired on December 1, 2009 and the 10% interest acquired in December 2009 by Seed Holding, LLC was properly accounted for in accordance with FASB ASC 810:

        Both of the step acquisitions of S&W Seed Partnership in 2009 were accounted for in accordance with ASC 810-45-23. This guidance was used due its applicability to the purchase of additional non-controlling interests by a controlling interest. At the time of the acquisitions of additional interests in December 2009, Seed Holding, LLC owned a controlling interest due to the initial acquisition in June 2008. Therefore all additional acquisitions of non-controlling interests should be accounted for within equity per ASC 810-45-23.

        The consideration paid in connection with the December 1, 2009 acquisition consisted of a $600,000 note payable to the non-controlling partners. The note payable was measured at par value which approximated fair value. The value of the non-controlling interest was calculated by first updating the non-controlling interest balance up to the acquisition date of December 1, 2009. The updated non-controlling interest as of December 1, 2009 provided a basis for calculating the value of the additional interests acquired. This value was calculated as 15% of the remaining 40% or 37.5% of the non-controlling interest. The note payable was issued as consideration and offset the non-controlling interest acquired. The reduction to the carrying amounts of our non-controlling interests exceeded the consideration we paid. Pursuant to the guidance in ASC 810-45-23, the Company recorded those differences (the bargain purchase excess) as an increase in contributed capital.

        The next step acquisition on December 31, 2009 was similar to the prior acquisition except in this step the consideration provided consisted of cash, a note payable and membership units in Seed Holding. The note payable was measured at par value, which approximated fair value. The membership units were recorded at their fair value of $276,000. The value of the 10% non-controlling interest was calculated the same as described above. The reduction to the carrying amounts of our non-controlling interests exceeded the consideration we paid. Pursuant to the guidance in ASC 810-45-23, the Company recorded those differences (the bargain purchase excess) as an increase in contributed capital.

        The Company has revised Note 3 of the Notes to Financial Statements to further explain its accounting treatment of the acquisition of the partnership by Seed Holding. Please see page F-17.

        31.   Please tell us how you accounted for the 560 member units issued as consideration to acquire an additional 10% ownership interest in S&W Seed general partnership on December 31, 2009.

        Response:    The units were accounted for as a part of the consideration paid for the additional partnership interest purchased as discussed in the response to Comment No. 30. The membership units were recorded at their fair value of $276,000. The Company calculated this number by multiplying 69,000 common shares (560 member units were exchanged for 69,000 common shares in January 2010) by the estimated fair market value of $4.00 per common share. Please note that had the Company measured the fair value at a different amount, there would be no impact to the financial statements as both the debit and credit to this accounting entry are within contributed capital.

        The Company has revised Note 3 of the Notes to Financial Statements to further explain its accounting treatment of the acquisition of the partnership by Seed Holding. Please see page F-17.

S&W Seed Company (a California General Partnership)

Financial Statements

General

        32.   Please remove the financial statements for the fiscal year ended June 30, 2009 and the balance sheet for the fiscal year ended June 30, 2008 (i.e. the only general partnership financial statements that should be retained in the filing are the statement of operations and the statement of cash flows for the fiscal year ended June 30, 2008).

        Response:    In response to the Staff's comment, the Company removed the financial statements for the fiscal year ended June 30, 2009 and the balance sheet and statement of partners' equity for the fiscal year ended June 30, 2008. Accordingly, the Company is only presenting a statement of operations and statement of cash flows for the fiscal year ended June 30, 2008. Please see pages F-1, F-27 and F-28.

Part II

Item 15.    Sales of Unregistered Securities

        33.   We note that you relied on rule 701 for the issuance of warrants to Cardiff Partners, LLC. Please advise us what consideration the company gave to rule 701(c)(1)(i) in claiming such reliance.

        Response:    Please be advised that there was an error in the drafting of Item 15 in the Amendment. The paragraph that contemplated the issuance of the warrants should not have been included because the warrants to Cardiff Partners, which are to be issued under the IPO Services Agreement, are not yet issued. The Company currently has no warrants outstanding and will issue warrants to Cardiff Partners upon closing of this offering. Accordingly, the related disclosure in Item 15 has been deleted from the Amendment.

        34.   It was unclear to use why the options issued to Mr. Szot were not disclosed here, please advise or revise.

        Response:    Mr. Szot received a 25,000 share option grant under the Company's 2009 Equity Incentive Plan. Therefore, his options are included in the 375,000 options described in the third paragraph of Item 15.

Item 17.    Undertakings

        35.   It was unclear why the company deleted the undertaking to provide certificates to the underwriters at closing in order to permit prompt delivery to purchases. Please advise.

        Response:    The deletion of the undertaking regarding the provision of certificates to the underwriters at closing was inadvertently deleted during the course of adding additional undertakings and reordering those that were originally included. The undertaking has been reinserted. Please see page II-5.

Exhibits

        36.   Please revise the disclosure throughout to indicate that you have not entered into any contract with respect to the stevia pilot program and otherwise incorporate the information contained in the last paragraph of your response to prior comment 54 from our January 29, 2010 letter into your disclosure.

        Response:    In response to the Staff's comment, the Company has clarified through the Amendment, where appropriate, that it has not entered into any contract with respect to its stevia pilot program. Please see, for example, pages 4 and 57. However, the Company has asked Triangle T to purchase stevia plants and commence trials, and Triangle T has done so.

        37.   We reissue comment 54 from our letter dated January 29, 2010. Please file the agreements or arrangements with Triangle T.

        Response:    In response to the Staff's comment and as noted in response to Comment No. 21, the agreements with Triangle T will be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K in a subsequent amendment, which we anticipate we will file in the near future.

        38.   We reissue comment 58 from our letter dated January 29, 2010. We note that you have not filed all of the documents listed in Section 3.1(b). Please file the exhibit 10.3 in its entirety.

        Response:    In response to comment No. 58 in your letter dated January 29, 2010, the Company filed seven documents as Exhibit 10.10 (Ancillary instruments delivered to Wells Fargo Bank, N.A. in connection with the December 26, 2008 Line of Credit), which were intended to encompass all of the documents required under the Wells Fargo Bank loan agreement that had not previously been filed as Exhibits 10.4 through 10.9. The Company has reviewed the list of documents set forth in Section 3.1(b) of the credit agreement, and it appears that the Certificate of Trust and the Disbursement Order (which is a form to be filled out when the Company desires to draw down on the line but was not a closing document) were inadvertently omitted. They have been filed with the Amendment. Please see Exhibit 10.16.

Exhibit 10.15

        39.   In an appropriate location, please revise to discuss the material terms of your arrangement with PR Financial Marketing, LLC. Also, please clarify what role, if any, they are currently playing in your offering.

        Response:    In response to the Staff's comment, the Company has added a paragraph on page 76 describing the arrangement with PR Financial Marketing, LLC. Included in that disclosure is a statement explaining that the Company's public relations firm is providing the following services in connection with this offering: They have been advising the Company on its road show presentation, making introductions to broker-dealers or investment funds, preparing databases of agricultural investors and providing that information to the underwriters.

Free Writing Prospectus, filed March 16, 2010

        40.   Your free writing prospectus indicates that you are "working with one of the largest stevia manufacturers . . ." Please revise your business section and elsewhere where you discuss your proposed stevia activities to address this relationship, including material terms governing the relationship. If an agreement exists, please revise to file.

        Response:    The Company believes that its free writing prospectus filed on March 16, 2010 is in compliance with Rule 433 promulgated under the Securities Act. Pursuant to Rule 433(c)(1), a free writing prospectus may include information the substance of which is not included in the registration statement, provided that such information does not conflict with the information contained in the issuer's filed registration statement that has not been superseded or modified. The statement referred to in the Staff's comment did not imply that the Company has entered into any formal relationships with any stevia manufacturers, but rather, was intended to advise investors that, as part of its preliminary efforts to move into the stevia processing business, the Company already is in discussions with some of the industry's major processors to purchase stevia leaf grown by the Company. In order to clarify its meaning, the Company has added statements throughout the Amendment indicating that, in connection with its stevia breeding program, it is in discussions with various stevia processors, whom it believes could be potential customers when the Company begins producing dried stevia leaf in commercial quantities. Please see, for example, pages 4 and 57.

        The Company has been working closely with one particular major stevia producer in connection with its breeding program. The Company has sent its agronomist to Paraguay to observe and make arrangements for obtaining varieties approved by this company and has had a number of meetings with the Chief Executive Officer and other officers of that company. However, the Company believes it would be misleading to expand the disclosure before a formal agreement is finalized.

        If you have any questions or further comments regarding Amendment No. 2, please do not hesitate to contact me at (650) 323-6400 x14. We believe we have responded fully to all of the Staff's comments and would greatly appreciate your prompt review of the Amendment. Thank you very much for your continued assistance and courtesy.

Very truly yours,
/s/ DEBRA K. WEINER Debra K. Weiner
cc:	Jay Williamson Pamela Howell Ethan Horowitz Mark S. Grewal Matthew K. Szot Grover T. Wickersham Mark A. von Bergen Jason Barker Lorraine Maxfield Joseph P. Sullivan Casey Kinchen